Exhibit 3.1

CERTIFICATE OF CHANGE PURSUANT TO NRS 78.209

OF

BIORESTORATIVE THERAPIES, INC.

BioRestorative Therapies, Inc., a corporation organized and existing under the laws of the State of Nevada (the “Corporation”), does hereby certify as follows, pursuant to Sections 78.207 and 78.209 of the Nevada Revised Statutes (the “NRS”):

1. Name. The name of the Corporation is BioRestorative Therapies, Inc.

2. Board Approval; No Stockholder Approval Required. By unanimous written consent dated August 27, 2026, the Board of Directors of the Corporation adopted a resolution authorizing the change set forth in this Certificate of Change pursuant to NRS 78.207. Approval of the stockholders of the Corporation is not required pursuant to NRS 78.207, as the change decreases the number of authorized shares of the class and the number of issued and outstanding shares of the same class in the same proportion.

3. Authorized Shares Before the Change. The current number of authorized shares of common stock of the Corporation, and the par value thereof, before the change effected by this Certificate of Change: 1,500,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”). The number of authorized shares of preferred stock of the Corporation, par value $0.01 per share, is not affected by this Certificate of Change and shall remain 20,000,000 shares.

4. Authorized Shares After the Change. The number of authorized shares of Common Stock, and the par value thereof, after the change effected by this Certificate of Change: 75,000,000 shares of Common Stock, par value $0.0001 per share.

5. Exchange of Issued and Outstanding Shares; Reverse Stock Split. Effective as of the Effective Time (as defined in paragraph 7 below), each twenty (20) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be combined and reclassified into one (1) validly issued, fully paid, and non-assessable share of Common Stock, par value $0.0001 per share (i.e., the number of shares of Common Stock to be issued after the change in exchange for each twenty (20) issued shares of Common Stock of the same class is one (1) share).

6. Fractional Shares. No fractional shares of Common Stock shall be issued in connection with the change effected by this Certificate of Change; in lieu thereof, each holder of record of Common Stock who would otherwise be entitled to receive a fractional share of Common Stock shall receive one (1) whole share of Common Stock, rounded up to the nearest whole share. The transfer agent of the Corporation is hereby authorized to effect such rounding on behalf of the Corporation.

7. Effective Date and Time. This Certificate of Change shall become effective at 4:30 p.m., Eastern Time, on September 7, 2026 (the “Effective Time”).

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IN WITNESS WHEREOF, the undersigned officer of the Corporation, acting pursuant to authority granted by the Board of Directors of the Corporation, has executed this Certificate of Change as of August 27, 2026.

/s/ Mika Grasso
Mika Grasso, Chief Executive Officer
BioRestorative Therapies, Inc.